
03022829

GREENWALD CHRISTOPH, P.C.
810 SEVENTH AVENUE
10TH FLOOR
NEW YORK, NY 10019
TEL (212) 489-6359
FAX (212) 246-2698
e-MAIL gkaufmang@gclaw.us

June 9, 2003

Securities and Exchange Commission
Office of International Corporate Finance
Mail Stop 3-2
450 Fifth Street, N.W.
Washington, D.C. 20549

SUPPL

Attn.: Filings

Issuer: Gammon Lake Resources Inc.
Exemption: Rule 12g3-2(b)
File No.: 82-4909

Dear Sirs:

On behalf of Gammon Lake Resources Inc., we are filing the following materials (in each case filings are made with the Ontario Securities Commission, Quebec Securities Commission and Nova Scotia Securities Commission):

1. Material Change Report, dated April 24, 2003, with attached press release.

2. Material Change Report, dated April 29, 2003, with attached press release.

3. Material Change Report, dated June 3, 2003, with attached press release.

4. Material Change Report, dated June 5, 2003, with attached press release.

The exemption has been indicated on the top right hand corner of each document, together with the file number.

Please acknowledge receipt of a copy of this letter by date stamping the duplicate copy of this letter and returning in the self-addressed envelope provided for that purpose.

Very truly yours,





Gary Kaufman

GAMMON LAKE RESOURCES INC.
MATERIAL CHANGE REPORT UNDER SECTION 73 OF THE QUEBEC SECURITIES ACT, SECTION 75(2) OF THE ONTARIO SECURITIES ACT AND SECTION 81(2) OF THE NOVA SCOTIA SECURITIES ACT

1. Reporting Issuer

Principal Address:

Gammon Lake Resources Inc.
202 Brownlow Avenue
Cambridge 2, Suite 306
Dartmouth, Nova Scotia
B3B 1T5

2. Date of Material Change

April 24, 2003

3. Publication of Material Change

The press release attached as Schedule A was released over CCN Matthews Newswire on April 24, 2003.

4. Filing of Material Change

Gammon Lake Resources Inc. is a reporting issuer in Quebec, Ontario and Nova Scotia. The common shares of Gammon Lake Resources Inc. are listed on the Toronto Stock Exchange under the trading symbol, "GAM".

This material change report has been filed with the Quebec Securities Commission, Ontario Securities Commission and Nova Scotia Securities Commission.

5. Full Description of the Material Change

The material change is described in the press release attached as Schedule "A".

6. Reliance on Section 74 of the Quebec Securities Act, Section 75(4) of the Ontario Securities Act and Section 81(3) of the Nova Scotia Securities Act

Not applicable.

7. Senior Officers

The following senior officer of Gammon Lake Resources Inc. may be contacted for additional information:

Bradley H. Langille, President
Gammon Lake Resources Inc.
202 Brownlow Avenue
Cambridge 2, Suite 306
Dartmouth, Nova Scotia

B3B 1T5

Tel: 902-468-0614
Fax: 902-835-7199

8. Statement of Senior Officer

The foregoing accurately discloses the material changes referred to herein.

DATED at Halifax, Nova Scotia, this 24th day of April 2003.

(Sgd.) "Bradley H. Langille"

Bradley H. Langille – Chief Executive Officer
Gammon Lake Resources Inc.

Gammon//MCR/MCR.Apr.24.03

GAMMON LAKE RESOURCES INC.

202 Brownlow Avenue, Cambridge 2, Suite 306
Dartmouth, Nova Scotia, B3B 1T5
Tel: 902-468-0614 Fax: 902-468-0631
www.gammonlake.com
TSX:GAM / NASDAQ (OTC):GMLRF / BSX:GL7

Press Release 6-2003 April 24, 2003

GAMMON DISCOVERS THIRD NEW HIGH-GRADE ZONE IN DRILLING AT ITS 100%-OWNED OCAMPO PROJECT AREA.

Two New Holes Hit High-Grade in new Las Animas Zone; OGDH-60 Cuts 3 Metres 23.2 g/t Gold and 917 g/t Silver, and OGDH-55 Cuts 3 Metres of 7.3 g/t Gold and 1,129 g/t Silver Included in 12 Metres 4.6 g/t Gold and 463 g/t Silver.

Gammon Lake Resources Inc. (GAM:TSX; U.S. OTC:GMLRF) is pleased to report results from drilling programs focused at the Las Animas zone at the company's fully-owned Ocampo project area. The latest results have identified the Las Animas as a third high-grade zone to be discovered on this property, following the previously announced Aventurero and San Juan high-grade zones. The new results indicate that this zone will not only be important in increasing resource ounces but will also have a major impact on the future mine plan at this property. A complete table of Las Animas drill results is on the following page. Below is a long section displaying the Las Animas results.



Las Animas Long Section
BR-43
1.0/9.5/521
BR-45
Low Grade
BR-44
1.0/2.9/199
ODH-230
4.6/1.7/64
BR-27
Workings
UGD-1
Low Grade
OG-55
3.0/7.3/1129
UGD-7
2.0/14.1/791
BR-28
1.0/7.2/161
BR-50
1.0/14.5/231
OG-48
OG-53
1.5/2.1/164
1.5/14.1/848
3.0/8.4/149
OG-11
6.0/3.7/193
OG-60
3.0/23.2/706
OG-48
Rosario Intersection
6.0/33.4/975
OG-58
4.5/2.3/365
OG-53
Aventurero Intersections
6.0/2.53/205
1.5/8.0/911
OG-55
Aventurero Intersections
1.5/4.3/64
6.0/6.3/223
Drill Hole
meters/ grams per tonne gold/grams per tonne silver
Long Section Length 500 meters

Drilling continues on a 25,000-metre program with 4 drill rigs running around the clock. The results to date continue to prove the presence of high-grade mineralization well below the limit of historic mining and in areas not previously mined.

'Continued on Page 2'

The following table outlines drill results at Las Animas and a compilation of all drilling on the zone to date. The zone proves to be both extremely important in increasing the size and grade of the resource and should greatly impact the future mine plan due to the Las Animas zone being in close proximity to both the underground ramp currently in development and the other zones (refer to map below).

Table of New Release Drill Holes

Target	Hole	From (m)	To (m)	Interval (m)	Au (g/t)	Ag (g/t)	eAu(1:65)
Las Animas	OGDH-53	70.5	72	1.5	2.1	164	4.6
	and	231	237	6	2.5	205	5.7
Aventurero	and	273	274.5	1.5	8	911	22
Las Animas	OGDH-55	51	63	12	4.6	463	11.8
	includes	55.5	58.5	3	7.3	1,129	24.6
	and	231	232.5	1.5	4.3	64	5.3
	and	238.5	244.5	6	6.3	223	9.7
Aventurero	includes	241.5	243	1.5	11.7	427	18.2
Las Animas	OGDH-58	180	184.5	4.5	2.3	365	7.9
Las Animas	OGDH-60	87	90	3	23.2	917	37.3

Table of drill hole intercepts on Las Animas Long Section

Target	Hole	From (m)	To (m)	Interval (m)	Au (g/t)	Ag (g/t)	eAu(1:65)
Las Animas	BR-99-28	65	66	1	7.2	161	9.7
Las Animas	BR-99-43	45	46	1	9.5	521	17.5
Las Animas	BR-99-44	25	26	1	2.9	199	6
Las Animas	BR-99-50	41	42	1	14.5	231	18
Las Animas	ODH-230	36.6	41.1	4.6	1.7	64	2.7
San Amado - Las Animas	UGD-7	28	30	2	14.1	791	26.3
Las Animas	OGDH-11	107.1	113.1	6	3.7	193	6.7
		51	52.5	1.5	14.1	848	27.1
San Amado - Las Animas	OGDH-48	58.5	61.5	3	8.4	149	10.6
Las Animas	OGDH-53	70.5	72	1.5	2.1	164	4.6
	and	231	237	6	2.5	205	5.7
Aventurero	and	273	274.5	1.5	8	911	22
Las Animas	OGDH-55	51	63	12	4.6	463	11.8
	includes	55.5	58.5	3	7.3	1,129	24.6
	and	231	232.5	1.5	4.3	64	5.3
	and	238.5	244.5	6	6.3	223	9.7
Aventurero	includes	241.5	243	1.5	11.7	427	18.2
Las Animas	OGDH-58	180	184.5	4.5	2.3	365	7.9
Las Animas	OGDH-60	87	90	3	23.2	917	37.3

Gold equivalent values are based on 65 grams of silver = 1 gram of gold, calculated on a gold price of US $300 and silver price of US $4.61. The true width of the intercept results remains to be determined.

OGDH-52, 54, 56, and 57 intersected low-grade.

Below is a map, which shows the location of the Las Animas zone in relation to the other significant high-grade underground zones such as Rosario, Aventurero, and San Juan. The location of these zones and how they intersect each other will prove to be a major economic advantage in mining, development costs and scale of future production.

'Continued on Page 3'


Santa Ana
JM
San Amado
La Cruz
Maria
Brenda
OG-48
BR3
Rosario
BR50
OG-11
BR27
OG-58
BR28
Balvanera
Las Animas Longsection
BR45
230
OG-53,60
San Juan
Aventurero
Las Animas
BR43
OG-55
BR44
Las Animas Drill Hole Location Map
Structure
Silicified
Workings
Drill Hole
Argilization
0
100
200
Scale Meters
North

It is expected within the next 10 days we will have final drill results from the Rosario zone, which may also prove to be very significant to the resource and future mine plan.

All of Gammon Lake's analytical work was performed by ALS Chemex, Vancouver, Canada, employing conventional fire assay analysis techniques.

Gammon Lake Resources Inc. is a Nova Scotia based mineral exploration Company with properties in Mexico. The Company's website is www.gammonlake.com. Shares of the Company trade on the Toronto Stock Exchange under the symbol GAM; and on the U.S. OTC market under the symbol GMLRF. For additional information please contact Mr. Bradley Langille, Chief Executive Officer, at (902) 468-0614. Mr. Clancy Wendt, P.Geo., an independent third party geologist has reviewed all technical data and is the qualified person responsible for all technical data reported in this news release.

CAUTIONARY STATEMENT

No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein. This News Release includes certain "forward-looking statements". All statements other than statements of historical fact, included in this release, including, without limitation, statements regarding potential mineralization and reserves, exploration results, and future plans and objectives of Gammon Lake, are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from Gammon Lake's expectations are exploration risks detailed herein and from time to time in the filings made by Gammon Lake with securities regulators.

FILE NO.: 82-4909
EXEMPTION: RULE 12G3-2(b)

GAMMON LAKE RESOURCES INC.
MATERIAL CHANGE REPORT UNDER SECTION 73 OF THE QUEBEC SECURITIES ACT, SECTION 75(2) OF THE ONTARIO SECURITIES ACT AND SECTION 81(2) OF THE NOVA SCOTIA SECURITIES ACT

1. Reporting Issuer

Principal Address:

Gammon Lake Resources Inc.
202 Brownlow Avenue
Cambridge 2, Suite 306
Dartmouth, Nova Scotia
B3B 1T5

2. Date of Material Change

April 29, 2003

3. Publication of Material Change

The press release attached as Schedule A was released over CCN Matthews Newswire on April 29, 2003.

4. Filing of Material Change

Gammon Lake Resources Inc. is a reporting issuer in Quebec, Ontario and Nova Scotia. The common shares of Gammon Lake Resources Inc. are listed on the Toronto Stock Exchange under the trading symbol, "GAM".

This material change report has been filed with the Quebec Securities Commission, Ontario Securities Commission and Nova Scotia Securities Commission.

5. Full Description of the Material Change

The material change is described in the press release attached as Schedule "A".

6. Reliance on Section 74 of the Quebec Securities Act, Section 75(4) of the Ontario Securities Act and Section 81(3) of the Nova Scotia Securities Act

Not applicable.

7. Senior Officers

The following senior officer of Gammon Lake Resources Inc. may be contacted for additional information:

Bradley H. Langille, President
Gammon Lake Resources Inc.
202 Brownlow Avenue
Cambridge 2, Suite 306
Dartmouth, Nova Scotia
B3B 1T5

Tel: 902-468-0614

Fax: 902-835-7199

8. Statement of Senior Officer

The foregoing accurately discloses the material changes referred to herein.

DATED at Halifax, Nova Scotia, this 29th day of April 2003.

(Sgd.) "Bradley H. Langille"

Bradley H. Langille – Chief Executive Officer
Gammon Lake Resources Inc.

Gammon//MCR/MCR.Apr.29.03

GAMMON LAKE RESOURCES INC.

202 Brownlow Avenue, Cambridge 2, Suite 306
Dartmouth, Nova Scotia, B3B 1T5
Tel: 902-468-0614 Fax: 902-468-0631
www.gammonlake.com
TSX:GAM / NASDAQ (OTC):GMLRF / BSX:GL7

Press Release 7-2003 April 29, 2003

GAMMON REPORTS FURTHER HIGH-GRADE INTERCEPTS AT NEW ROSARIO ZONE, MAKING IT THE FOURTH HIGH-GRADE ZONE DISCOVERED TO DATE ON ITS 100%-OWNED OCAMPO PROJECT AREA.

Drill Holes Hit High-Grade Deposits in new Rosario Zone; OG-63 Cuts 3-Metres 23.3 g/t Gold and 2,426 g/t Silver, included in within 40.5-metres of 3.7 g/t Gold and 339 g/t Silver. This hole was drilled 200-metres along strike of OG-48 which intercepted 6-metres of 33.4 g/t Gold and 975 g/t Silver, and 75-metres along strike of OG-35 which intercepted 4.5-metres of 12.4 g/t Gold and 912 g/t Silver.

Gammon Lake Resources Inc. (GAM:TSX; U.S. OTC: GMLRF) is pleased to report results of two new high-grade intercepts from drilling programs focused at the Rosario zone at the Company's wholly-owned Ocampo project area. The latest results have identified the Rosario as the fourth high-grade zone to be discovered on this property, following the previously announced Las Animas, Aventurero and San Juan high-grade zones. The new results also indicate that this zone, like the others, will not only be important to increasing resource ounces but will also have a major impact on the future mine plan at this property. A complete table of Rosario drill results is on the following page. Below is a long section displaying the Rosario results.



Rosario Long Section
1700
1650
1600
1550
1500
1450
BR-7
1.0/2.2/71
U-3
Low Grade
BR-8
1.0/4.3/224
U-2
3.0/2.2/128
UGD-8
1.0/4.7/477
BR-4
Low Grade
U-4
1.0/12.9/806
OG-49
Low Grade
OG-48
6.0/33.4/975
OG-35
4.5/12.4/912
OG-63
7.5/3.8/305
3.0/23.3/2,426
Bulk Tonnage Intercept
40.5/3.7/339
BR-55
2.0/4.9/87
1.0/10.9/156
BR-58
1.0/3.5/211
50 Meters
Drill Hole
Meters/grams/tonne Gold/grams/tonne Silver

'Continued on Page 2'

Drilling continues on a 25,000-metre program with 4 drill rigs running around the clock. The results to date continue to prove the presence of high-grade mineralization well below the limit of historic mining and in areas not previously mined.

The following table includes the two new holes reported today and outlines all drill results from the Rosario zone to date. The zone proves to be both extremely important in increasing the size and grade of the resource, and is in close proximity to both the underground ramp currently in development and the other previously announced zones (refer to map below).

Table of Rosario Drill Intersections

Hole	From	To	Interval	Au	Ag	eAu
UGD-2	11	14	3	2.2	128	4.2
UGD-4	13	14	1	12.9	806	25.3
UGD-8	44	45	1	4.7	447	11.61
BR-7	13	14	1	2.2	71	3.3
BR-8	32	3	1	4.3	224	7.7
BR-55	35	37	2	4.9	87	6.2
and	37	38	1	10.9	156	13.3
BR-58	84	85	1	3.5	211	6.8
OG-35	120	124.5	4.5	12.4	912	26.4
OG-48	81	87	6	33.4	975	48.4
OG-63	120	127.5	7.5	3.8	305	8.5
and	136.5	160.5	40.5	3.7	339	8.9
includes	148.5	157.5	3	23.3	2,426	60.6

Gold equivalent values are based on 65 grams of silver = 1 gram of gold, calculated on a gold price of US $300 and silver price of US $4.61.
The true width of the intercept results remains to be determined.

UGDH-3, BR-4, and OG-49 intercepted low-grade.

Below is a map, which shows the location of the Rosario zone in relation to the other significant high-grade underground zones such as Las Animas, Aventurero, and San Juan. The location of these zones and how they intersect each other will prove to be a major economic advantage in mining, development costs and scale of future production.

'Continued on Page 3'



Santa Ana
JM
San Amado
Rosario Long Section
U-2,3,4
OG-43
OG-35
OG-63
San Juan
Rosario Drill Hole Location Map
Structure
Silicified
Workings
Drill Hole
Argilization
0
100
200
North

All of Gammon Lake's analytical work was performed by ALS Chemex, Vancouver, Canada, employing conventional fire assay analysis techniques.

Gammon Lake Resources Inc. is a Nova Scotia based mineral exploration Company with properties in Mexico. The Company's website is www.gammonlake.com. Shares of the Company trade on the Toronto Stock Exchange under the symbol GAM; and on the U.S. OTC market under the symbol GMLRF. For additional information please contact Mr. Bradley Langille, Chief Executive Officer, at (902) 468-0614. Mr. Clancy Wendt, P.Geo., an independent third party geologist has reviewed all technical data and is the qualified person responsible for all technical data reported in this news release.

CAUTIONARY STATEMENT

No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein. This News Release includes certain "forward-looking statements". All statements other than statements of historical fact, included in this release, including, without limitation, statements regarding potential mineralization and reserves, exploration results, and future plans and objectives of Gammon Lake, are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from Gammon Lake's expectations are exploration risks detailed herein and from time to time in the filings made by Gammon Lake with securities regulators.

GAMMON LAKE RESOURCES INC.
MATERIAL CHANGE REPORT UNDER SECTION 73 OF THE QUEBEC SECURITIES ACT, SECTION 75(2) OF THE ONTARIO SECURITIES ACT AND SECTION 81(2) OF THE NOVA SCOTIA SECURITIES ACT

1. Reporting Issuer

   Principal Address:

   Gammon Lake Resources Inc.
   202 Brownlow Avenue
   Cambridge 2, Suite 306
   Dartmouth, Nova Scotia
   B3B 1T5

2. Date of Material Change

   June 3, 2003

3. Publication of Material Change

   The press release attached as Schedule A was released over CCN Matthews Newswire on June 3, 2003.

4. Filing of Material Change

   Gammon Lake Resources Inc. is a reporting issuer in Quebec, Ontario and Nova Scotia. The common shares of Gammon Lake Resources Inc. are listed on the Toronto Stock Exchange under the trading symbol, "GAM".

   This material change report has been filed with the Quebec Securities Commission, Ontario Securities Commission and Nova Scotia Securities Commission.

5. Full Description of the Material Change

   The material change is described in the press release attached as Schedule "A".

6. Reliance on Section 74 of the Quebec Securities Act, Section 75(4) of the Ontario Securities Act and Section 81(3) of the Nova Scotia Securities Act

   Not applicable.

7. Senior Officers

   The following senior officer of Gammon Lake Resources Inc. may be contacted for additional information:

   Bradley H. Langille, CEO
   Gammon Lake Resources Inc.
   202 Brownlow Avenue
   Cambridge 2, Suite 306
   Dartmouth, Nova Scotia
   B3B 1T5

Tel: 902-468-0614
Fax: 902-468-0631

8. Statement of Senior Officer

The foregoing accurately discloses the material changes referred to herein.

DATED at Halifax, Nova Scotia, this 3rd day of June 2003.

(Sgd.) "Bradley H. Langille"

Bradley H. Langille – Chief Executive Officer
Gammon Lake Resources Inc.

Gammon//MCR/MCR.Jun.03.03

GAMMON LAKE RESOURCES INC.
202 Brownlow Avenue, Cambridge 2, Suite 306
Dartmouth, Nova Scotia, B3B 1T5
Tel: 902-468-0614 Fax: 902-468-0631
www.gammonlake.com
TSX:GAM / NASDAQ (OTC):GMLRF / BSX:GL7

Press Release 9-2003 June 3, 2003

BOLNISI ANNOUNCES DECISION TO PROCEED EARNING ITS 60% INTEREST IN OPEN-PIT MINE AT OCAMPO.

Gammon Lake Resources Inc. (TSX: GAM; US-OTC: GMLRF) is pleased to announce it has been informed by Bolnisi Gold NL, its Australian partner at the open-pit portion of the company's Ocampo Gold Project, that Bolnisi has reached a decision to proceed towards earning its 60% interest in the project under the terms of the Earn-In Agreement.

Bolnisi has informed Gammon Lake that, while the Final Feasibility studies are still being reviewed and optimized, a sufficient level of confidence has been reached to allow Bolnisi to complete an indicative financial model of the project which justifies a decision to proceed to meet all earn-in terms, and that Bolnisi is now accordingly commencing negotiations for debt financing to construct the project's open pit mine.

The terms of the Spanish-language agreement between Bolnisi's and Gammon Lake's Mexican subsidiaries are now being finalized to enable Bolnisi to proceed with the necessary permitting applications. Bolnisi has informed Gammon Lake that immediately on receipt of the necessary permits, it will commence construction of the project.

Bolnisi has also informed Gammon Lake that work continues on final resource estimates for the project, on in-pit slope and resource modeling, optimization of reagent and leached flotation concentrate handling, and process plant flow design to maximize the profitability of operations.

In line with this report, Bolnisi has informed Gammon Lake that it continues to work on meeting all terms of its Earn-In Agreement to earn a 60% share of production for the Ocampo open-pit project. Preliminary and unoptimized financial modeling of the project has allowed Bolnisi to reach the decision to proceed in this regard.

Under the Earn-In Agreement entered into by Bolnisi Gold NL with Gammon Lake Resources Inc. in January 2002, Bolnisi must place, at its sole expense, the proposed joint venture open pit project into production at an annualized rate of not less than 1,250,000 tonnes of ore processed in order to earn its sixty percent (60%) interest. Under the terms of the Earn-In Agreement, Gammon will receive 40% of all production from the open pit mine free of any capital payback requirements. Start of production must be achieved by September 2003, or Bolnisi will be subject to a $C100,000 per month penalty; and, in any event, Bolnisi must have the proposed joint venture open pit project in production at the above level by 25 March 2004 or it will not earn its interest.

'Continued on Page 2'

As previously reported by Gammon, an independent preliminary engineering/economic analysis conducted by Pincock Allen and Holt on the economics of this Earn-In Agreement estimated an IRR for the project in excess of 139%, and also estimates Gammon's share of gold-equivalent production from this area, under the Earn-In Agreement if it is achieved, at (gold equivalent) 41,000 to 42,000 ounces on a yearly basis over a five-year production period. The Pincock Allen and Holt report is available on http://www.sedar.com/.

Gammon Lake is also pleased to report that it has commenced a new resource calculation and preliminary scoping study for the significant gold and silver resources it has separately developed to date at its 100%-owned high-grade underground Ocampo project area. The new studies are anticipated for completion and release within one week.

Gammon Lake has completed its first-phase 25,000-meter drill program at the 100%-owned project area, and now plans to substantially expand the drilling in larger second- and third-phase programs. Concurrently, the company is continuing to drill and expand its mineralized resource, with 2.5 kilometers of underground tunneling development now underway.

Gammon Lake Resources Inc. is a Nova Scotia based mineral exploration Company with properties in Mexico. The Company's website is www.gammonlake.com. Shares of the Company trade on the Toronto Stock Exchange under the symbol GAM; and on the U.S. OTC market under the symbol GMLRF. For additional information please contact Mr. Bradley Langille, Chief Executive Officer, at (902) 468-0614. Mr. Greg Liller, VP Exploration of Gammon Lake Resources Inc. is the qualified person responsible for all technical data reported in this news release.

CAUTIONARY STATEMENT

No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein. This News Release includes certain "forward-looking statements". All statements other than statements of historical fact, included in this release, including, without limitation, statements regarding potential mineralization and reserves, exploration results, and future plans and objectives of Gammon Lake, are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from Gammon Lake's expectations are exploration risks detailed herein and from time to time in the filings made by Gammon Lake with securities regulators.

FILE NO.: 82-4909
EXEMPTION: RULE 12G3-2(b)

GAMMON LAKE RESOURCES INC.
MATERIAL CHANGE REPORT UNDER SECTION 73 OF THE QUEBEC SECURITIES ACT, SECTION 75(2) OF THE ONTARIO SECURITIES ACT AND SECTION 81(2) OF THE NOVA SCOTIA SECURITIES ACT

1. Reporting Issuer

    Principal Address:

    Gammon Lake Resources Inc.
    202 Brownlow Avenue
    Cambridge 2, Suite 306
    Dartmouth, Nova Scotia
    B3B 1T5

2. Date of Material Change

    June 5, 2003

3. Publication of Material Change

    The press release attached as Schedule A was released over CCN Matthews Newswire on June 5, 2003.

4. Filing of Material Change

    Gammon Lake Resources Inc. is a reporting issuer in Quebec, Ontario and Nova Scotia. The common shares of Gammon Lake Resources Inc. are listed on the Toronto Stock Exchange under the trading symbol, “GAM”.

    This material change report has been filed with the Quebec Securities Commission, Ontario Securities Commission and Nova Scotia Securities Commission.

5. Full Description of the Material Change

    The material change is described in the press release attached as Schedule "A".

6. Reliance on Section 74 of the Quebec Securities Act, Section 75(4) of the Ontario Securities Act and Section 81(3) of the Nova Scotia Securities Act

    Not applicable.

7. Senior Officers

    The following senior officer of Gammon Lake Resources Inc. may be contacted for additional information:

    Bradley H. Langille, CEO
    Gammon Lake Resources Inc.
    202 Brownlow Avenue
    Cambridge 2, Suite 306
    Dartmouth, Nova Scotia
    B3B 1T5

Tel: 902-468-0614
Fax: 902-468-0631

8. Statement of Senior Officer

The foregoing accurately discloses the material changes referred to herein.

DATED at Halifax, Nova Scotia, this 5th day of June 2003.

(Sgd.) "Bradley H. Langille"

Bradley H. Langille – Chief Executive Officer
Gammon Lake Resources Inc.

Gammon//MCR/MCR.Jun.05.03

GAMMON LAKE RESOURCES INC.
202 Brownlow Avenue, Cambridge 2, Suite 306
Dartmouth, Nova Scotia, B3B 1T5
Tel: 902-468-0614 Fax: 902-468-0631
www.gammonlake.com
TSX:GAM / NASDAQ (OTC):GMLRF / BSX:GL7

Press Release 10-2003 June 5, 2003

25,000 METER DRILL PROGRAM AT GAMMON'S 100%-OWNED NORTHEAST OCAMPO PROJECT DEFINES NEW 2.968 MILLION OUNCE GOLD-EQUIVALENT RESOURCE

Gammon Lake is pleased to announce the results of its ongoing exploration and development program. After 10 months of intensive drilling at Gammon Lake's 100%-owned Northeast Ocampo Project, a resource study, audited by Pincock Allen & Holt (PAH), a respected independent consulting firm based in Denver, Colorado, demonstrates that a large new gold/silver resource has been defined.

The new resource calculation, which is a combination of both tables below, contains 761,000 gold ounces and 38.2-million silver ounces in the measured and indicated categories and a further 925,000 gold ounces and approximately 45-million silver ounces in the inferred category. On a gold-equivalent basis, the newly outlined resource at Gammon's 100%-owned Northeast Ocampo Project contains about 1.35-million ounces in the measured and indicated categories and more than 1.6-million ounces in the inferred category.

The following tabulates the results of this study on the structures amenable to underground mining methods. These structures have been the focus of Gammon's 2002/03 drill program.

Gammon's 100%-Owned
Northeast Ocampo Underground Resource Estimate
June 2003

Resource Category	Tonnes (millions)	Grade (g/t)			Contain Ounces		
		Gold	Silver	equ.Gold	Gold	Silver	equ.Gold
Measured	0.447	7.82	396	13.9	112,400	5,693,000	200,000
Indicated	3.058	5.60	288	10.0	548,100	28,357,000	985,000
Total Measured and Indicated	3.505	5.90	302	10.5	**660,500**	**34,050,000**	**1,185,000**
Total Inferred	4.518	6.10	298	10.7	**884,300**	**43,226,000**	**1,549,000**

The above was calculated using a 3 g/t equivalent Gold cut off and a 65:1 silver to gold ratio representing a gold price of $300/oz gold and $4.61/oz silver.

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The following tabulates the near-surface resource in the Northeast Ocampo Project.

Gammon's 100%-Owned **Northeast Ocampo Project Surface Resource** June 2003							
Resource Category	Tonnes (millions)	Grade (g/t)			Contain Ounces		
		Gold	Silver	equ.Gold	Gold	Silver	equ.Gold
Measured	0.190	1.37	103	3.0	8,400	631,000	21,000
Indicated	2.187	1.32	51	2.1	92,500	3,558,000	147,000
Measured and Indicated	2.377	1.32	55	2.2	**100,900**	**4,189,000**	**168,000**
Inferred	1.108	1.12	47	1.8	**39,734**	**1,672,185**	**66,000**

The above was calculated using a 0.4 g/t equivalent Gold cut off and a 65:1 silver to gold ratio representing a gold price of $300/oz gold and $4.61/oz silver.

What are the new resource estimates based on?

As of the commencement of the resource study, 179 holes totaling over 33,700 meters had been drilled in the Northeast Ocampo Project area. Approximately 24,000 meters of this drilling have utilized diamond drilling with the remainder being reverse circulation with the overwhelming majority of the high grade underground ore zones being cored. Sampling has been conducted at a regular 1.5-meter interval within the mineralized intersections. ALS Chemex Lab has conducted all assay work from the commencement of the project. Assay techniques utilized standard fire assay techniques and, because of the high-grade silver, utilized a gravimetric finish.

The new resource estimates utilize standard and industry accepted cross sectional methodologies. A 3 g/t exterior cut-off was utilized with up to 3 assay intervals of internal waste included in order to account for potential dilution. The average grade of the measured and indicated high-grade resource is 5.9 g/t gold and 303 g/t silver. The following tabulates the average true width of all intersections of the high-grade veins by structure.

Vein	Average True Width (m)
Aventurero	3.1
Rosario	4.7
Las Animas	2.6
San Juan	2.6
Maria	3.2

Is the Gold and Silver Recoverable?

Work to date by Kappes, Cassiday & Associates (KCA) has shown that through out the district standard cyanide extraction techniques yield on average 97% and 86% recoveries, gold and silver respectively.

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KCA is currently conducting tests to determine if using elevated cyanide concentrations can further enhance the silver recovery. More metallurgical results are expected shortly.

What is the next phase in Gammon's plan?

The Company shortly plans to complete a preliminary economic scoping study on the expanded resource to assess the economic impact of this resource expansion.

The Company is currently driving 2.5 kilometers of underground development of ramps and adits in the form of 4x4.5 meter tunnels. This will enable Gammon to focus underground drilling on the high-grade zones in order to better define and potentially increase the size of the resource. Test mining and bulk sampling will be conducted in order to obtain larger metallurgical samples and refine the mining and processing cost estimates needed to complete a feasibility study.

The Company will continue the drilling of targets throughout its 100%-owned property position, and shortly plans to announce an expanded drilling program phase. The drilling will test for additional shallow surface and underground deposits outside of the ramp development area.

What about the Gammon-Bolnisi Joint Venture Area?

In March of 2001 Gammon made a decision to farm out the open pit-able portion of the Ocampo district. Bolnisi was chosen as the earn-in partner because of its extensive experience with open pit mining. Bolnisi is bearing the sole cost of placing the JV open pit deposits into production, with no preferential capital payback, in order to earn a 60% interest. This has left Gammon with a 40% interest in the JV project (with no capital funding requirements) and the ability to focus on the greater potential contained within its 100%-owned Northeast Ocampo Project.

Bolnisi has just announced that while that company is currently completing optimization work to finalize bank financing they are sufficiently satisfied with the economic outcome of their studies and have made the decision to proceed to meet all terms of the earn-in requirements to vest their 60% interest in the open pit project.

Gammon Lake Resources Inc. is a Nova Scotia based mineral exploration Company with properties in Mexico. The Company's website is www.gammonlake.com. Shares of the Company trade on the Toronto Stock Exchange under the symbol GAM; and on the U.S. OTC market under the symbol GMLRF. For additional information please contact Mr. Bradley Langille, Chief Executive Officer, at (902) 468-0614. Mr. Clancy Wendt, P.Geo., of Pincock, Allen and Holt is the qualified person responsible for all technical data reported in this news release.

CAUTIONARY STATEMENT

No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein. This News Release includes certain "forward-looking statements". All statements other than statements of historical fact, included in this release, including, without limitation, statements regarding potential mineralization and reserves, exploration results, and future plans and objectives of Gammon Lake, are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from Gammon Lake's expectations are exploration risks detailed herein and from time to time in the filings made by Gammon Lake with securities.